UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                 No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                 No ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Relevant information – Conversion of shares

Buenos Aires, May 9, 2019

Messrs.

Securities and Exchange Commission

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Present

RE: Relevant information – Conversion of shares

To whom it may concern:

We address this letter to you in order to inform that by virtue of the request of the shareholder Julio Patricio Supervielle, on April 24, 2019 the Board of Directors of Grupo Supervielle S.A. (the “Company”) authorized the conversion of 65,000,000 Class ‘A’ common, book-entry shares, with a face value of one peso each and entitled to 5 votes per share into Class ‘B’ common, book-entry shares, with a par value of one peso each and entitled to 1 vote per share, under the terms of article 6 (b) of the By-laws.

In this regard, it is reported that on May 9, 2019, by order of the Gerencia de Emisoras (Issuers’ Authorizations Department) of the Comisión Nacional de Valores (Argentine Securities Commission), the following was authorized:

1.

To transfer the public offering authorization duly granted to Grupo Supervielle S.A. in respect of 65,000,000 Class ‘A’ common, book-entry shares entitled to 5 votes per share and with a face value of AR$ 1 each, for the same amount of Class ‘B’ common, book-entry shares, with the right to 1 vote per share and with a face value AR$ 1 each.

2.

That the resulting share capital authorized to the public offering amounts to $ 456,722,322 and is composed as follows: (i) 61,738,188 Class ‘A’ shares (face value AR$ 1 and 5 votes per share); and (ii) 394,984,134 Class ‘B’ shares (face value AR$ 1 and 1 vote per share).

Upon registration of the relevant changes in the Company’s Shareholders’ Registry, the share interest of the shareholder Julio Patricio Supervielle at the Company will be as follows:

	Shares	Share Interest %	Votes	Votes %
Class ‘A’	61,738,188	13.52	308,690,940	43.87
Class ‘B’	100,062,713	21.91	100,062,713	14.22
Total		35.43		58.09

Yours faithfully,

Ana Bartesaghi

Alternate Responsible Officer for Market Relations

Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: May 9, 2019	By:	/s/ Alejandra Naughton

Name: Alejandra Naughton
Title: Chief Financial Officer